Pricing Term Sheet

Filed pursuant to Rule 433

File No. 333-170922

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY 6.00% NOTES DUE JANUARY 14, 2041 (RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	6.00% Notes due January 14, 2041 (re-opening)

PRICING DATE:	June 19, 2012

EXPECTED RATINGS OF THE NOTES:*	Ba2 / BB / BB+

ISSUE FORMAT:	Global (SEC Registered)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,000,000,000.00 (before re-opening)

RE-OPENING AMOUNT OFFERED	USD 1,000,000,000.00

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 2,000,000,000.00 (after re-opening)

PRICE TO PUBLIC:	103.482% (exclusive of accrued interest of 2.7% from January 14, 2012)

TOTAL FEES:	USD 750,000 (0.075%)

PROCEEDS TO ISSUER:	USD 1,034,070,000.00, plus accrued interest of USD 27,000,000.00 from January 14, 2012

YIELD TO MATURITY:	5.75% per annum

COUPON:	6.00%, payable semi-annually on a 30/360-day basis

MATURITY DATE:	January 14, 2041

SPREAD TO US TREASURY:	302 bps

BENCHMARK US TREASURY:	3 1/8 Notes due February 15, 2042

BENCHMARK US TREASURY YIELD:	2.73%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	January 14 and July 14, beginning on July 14, 2012 (short first coupon)

CUSIP/ISIN:	900123 BJ8 / US900123BJ84

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank Securities Inc. Goldman Sachs International Morgan Stanley & Co. International plc

SETTLEMENT:	Expected June 26, 2012 through the book-entry facilities of The Depository Trust Company

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs International at 1-866-471-2526, or Morgan Stanley & Co. International plc at 1-800-584-6837.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312512275128/d304372d424b5.htm

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Effective June 20, 2012, Moody’s upgraded the Republic of Turkey’s long-term debt rating to Ba1.

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